EXHIBIT 99.2

EXPERT CONSENT

I hereby consent to the use of my name and reference to my name and my “Mineral Resources Update Technical Report” dated December 19, 2013 evaluating Pretium Resources Inc.’s Brucejack Project, and the information contained in my Report as described or incorporated by reference in (i) Pretium Resources Inc.’s Annual Report on Form 40-F for the year ended December 31, 2013 and (ii) the incorporation by reference in Pretium Resources Inc.’s registration statement on Form F-10 (File No. 333-179726) filed with the United States Securities and Exchange Commission.

Very truly yours,

          /s/  IVOR W.O. JONES

Ivor W.O. Jones, M.Sc., CP, FAusIMM

March 31, 2014

EXPERT CONSENT

I, Ivor W.O. Jones, on behalf of Snowden Mining Industry Consultants (the “Company”) hereby consent to the use of the Company’s name and to references to the Company’s name and the “Mineral Resources Update Technical Report” dated as of December 19, 2013 evaluating Pretium Resources Inc.’s Brucejack Project, and the information contained in the Report as described or incorporated by reference in (i) Pretium Resources Inc.’s Annual Report on  Form 40-F for the year ended December 31, 2013 and (ii) the incorporation by reference in Pretium Resources Inc.’s registration statement on Form F-10 (File No. 333-179726) filed with the United States Securities and Exchange Commission.

Very truly yours,

       /s/ IVOR W.O. JONES

Ivor W.O. Jones, M.Sc., CP, FAusIMM

March 31, 2014